Media Release

Yahoo!7 and Telecom unveil online joint venture

December 13, 2006 - Telecom New Zealand Limited (NZX: TEL) has partnered with Yahoo!7 to form a joint venture, which will be called Yahoo! Xtra, and will provide an enhanced suite of online content and application services for New Zealanders.

Telecom Chief Executive Theresa Gattung said that Yahoo! is recognised as a global leader in online services and Xtra is the online market leader in New Zealand.

“The Yahoo! Xtra joint venture will provide New Zealanders with access to the world’s best online services in a localised way,” Ms Gattung said.

“Not only does Yahoo! provide global reach in the online arena, it also has a proven track record of partnering with other leading telecommunications companies including BT in the United Kingdom, Rogers in Canada and Verizon in the USA,” she said.

Telecom will have a 49% equity stake in the joint venture with Yahoo!7, which is a joint venture between Yahoo! Inc and the Seven Network in Australia, holding 51%.

“All online New Zealanders will be able to benefit from the enhanced range of news, sport, weather, and messaging services available from Yahoo! Xtra,” said Kevin Kenrick, Chief Operating Officer of Telecom’s consumer business.

“In addition, Telecom’s Xtra customers will have access to a range of premium online services with mail, enhanced spam and virus protection management, online photo sharing, localised news and internet radio properties progressively becoming available after the initial launch,” added Kenrick.

Yahoo! Xtra will contact Xtra customers early in the New Year to provide details about the transition to these exciting new services and a team is already working to ensure the upgrade will be as seamless as possible. Xtra customers will not need to change their email address or face increased subscription costs as part of this service upgrade.

The Yahoo! Xtra joint venture will replace the existing XtraMSN site in the portal space with the initial raft of Yahoo! Xtra services due to go live around 1 March 2007.

Yahoo!7 Chief Executive, Ian Smith said Yahoo! Xtra will also provide a powerful online advertising portal, offering customers and advertisers a quality experience.

“This is a broad-based partnership that will bring significant change in the New Zealand online landscape,” said Smith. “Yahoo!7 and our shareholders, Yahoo! Inc and Seven, are delighted to partner with the number one telco and broadband provider in New Zealand.  We believe the partnership is the best approach to success in that market place and will provide NZ Internet users with a better online experience through a variety of rich media platforms,” he concluded.

When the joint venture company is formed Yahoo!7 and Telecom New Zealand will each have three board members, with Yahoo!7 appointing the Chairman.

ENDS

Media & Analysts Audio
Journalists and Analysts can attend a briefing either in person or by audio at 1:00pm (NZ time) at Telecom’s K1 Room, Customer Briefing Centre, Level 6, Telecom House, 8 Hereford St, Auckland

If you are unable to attend in person but would like to join via teleconference, please use the following dial-in numbers:

From New Zealand (1pm NZT): From Australia (11am Aust time): USA Toll free:	0800 442 062 1800 730 003 1877 546 5354

Please dial into the teleconference 5 minutes before the start of the presentation.

Telecom’s Chief Operating Officer of Consumer Kevin Kenrick and Yahoo!7 Chief Executive Ian Smith will be present to answer questions.

If you are on the line please keep your phone on mute when not asking a question to limit background noise and please also attend the audio at 12.55pm in preparation for the session.

For further call details, contact Phil Love, Senior Corporate Affairs Executive

Media Queries Contact:

Tamsin Lawrence Corporate Communications Manager Yahoo!7 tel: + 61 2 8288 4757 mob: + 61 410 69 2511 email: tamsin@yahoo7.com.au	Phil Love Public Affairs Telecom New Zealand tel: + 64 4 498 9155 mob: + 64 27 244 8496 email: phil.love@telecom.co.nz

About Yahoo!7
Yahoo!7 is one of the most comprehensive and engaging online destinations for Australian consumers and advertisers. Formed as a 50-50 partnership between the Seven Network Limited (ASX: SEV) and Yahoo! Inc. (Nasdaq: YHOO), Yahoo!7 brings together the successful Australian internet business, Yahoo! Australia & New Zealand, and the online assets and television and magazine content of the Seven Network, one of Australia’s leading media companies. The company also combines the strengths of Yahoo! search and communications capabilities and its global internet network, with Seven’s rich media and entertainment content and marketing capabilities.

Key Facts

What is it?

•	Telecom New Zealand has partnered with Yahoo!7 to form a joint venture that will provide an enhanced suite of online content services for New Zealanders.

•	All online New Zealanders will be able to benefit from the enhanced range of news, sport, weather, and messaging services available from Yahoo! Xtra.

•	Telecom’s Xtra customers will have access to a range of premium online services with mail, enhanced spam and virus protection management, online photo sharing, localised news and internet radio properties progressively becoming available after the initial launch.

Joint Venture Structure
When the joint venture company is formed Yahoo!7 and Telecom New Zealand will each have three board members, with Yahoo!7 appointing the Chairman.

Why Yahoo!?
Yahoo! provides global reach in the online arena and it also has a track record of partnering with other leading telecommunications companies including BT in the United Kingdom, Roger in Canada and Verizon in the USA.

When will New Zealanders have access to these new services?
The initial roll-out of news and entertainment content will begin from 1 March 2007.

What about subscription costs and changes to email addresses?
We will be contacting customers early in the New Year about these new services but be assured Xtra customers will not need to change their email address or face increased subscription costs as part of this service upgrade.